

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

August 25, 2020

<u>Via E-mail</u>
Richard Simpson
President
Citigroup Commercial Mortgage Securities Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

> **Re: Citigroup Commercial Mortgage Trust 2019-GC41**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 27, 2020**
> **File No. 333-228597-02**

Dear Mr. Simpson:

        We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

<u>Exhibit 33.2 – Report on assessment of compliance with servicing criteria for asset-backed securities, Rialto Capital Advisors, LLC, as special servicer</u>

1. We note that Exhibit 33.2 (servicer assessment of Rialto Capital Advisors, LLC, as special servicer) does not include Citigroup Commercial Mortgage Trust 2019-GC41 in the list of commercial mortgage-asset-backed securities transactions for which Rialto performed servicing activities during the reporting period, which is attached as Exhibit 1 and defined to constitute the "Platform." (The list of transactions does include "CGCMT 2019-CG41," in which the letters "G" and "C" appear in the reverse order.) Please confirm that the "Platform" includes, and that the assessment contained in Exhibit 33.2 applies to, Citigroup Commercial Mortgage Trust 2019-GC41.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Janet A. Barbiere, Esq.
Orrick, Herrington & Sutcliffe LLP

Kar Ho, Esq.
Orrick, Herrington & Sutcliffe LLP